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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 44748

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 AND ENDING December 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPPELLO CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 1200
(No. and Street)

Santa Monica CA 90401
(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED APR 21 2006 WASH. D.C. 192 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERARD K. CAPPELLO 310-393-6632
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daniells Phillips Vaughan & Bock
(Name - *if individual, state last, first, middle name*)

300 New Stine Road Bakersfield CA 93309
(Address) (City) (State) (Zip Code)

PROCESSED JUL 06 2006 THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerard K. Cappello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cappello Capital Corp., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

President & C.E.O.

Title

PLEASE SEE ATTACHED CALIFORNIA WORDING

Notary Public

C
22C
Redond

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on

this 7th day of APRIL ,20 06,

by GERARD K. CAPPELLO

~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

McKay
·an Road
i, CA 90278

CHANA R. MCKAY
COMM. # 1460622
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. JAN. 6, 2008

MGC1

(seal)

Signature Chana R. McKay

CAPPELLO CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Cappello Capital Corp. ("the Company") is a California corporation formed in February 1992, for the purpose of conducting business as a broker/dealer in securities. The Company operations consist of wholesaling and retailing private placements of debt and equity securities on a best efforts basis.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the possession or control requirements under Rule 15c3-3. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more ban accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash: The Company maintains its cash accounts in one commercial bank account. The amount on deposit at December 31, 2005 exceeded the insurance limits of the Federal Deposit Insurance Corporation by approximately $71,300.

Furniture and equipment: Furniture and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over five to seven years.

Investment in securities: Securities not readily marketable are valued at fair value as determined by management.

Investment banking: Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Investment banking management fees, sales concessions and associated expenses are recorded at the time the transaction is completed and the income is reasonably determinable.

Note 2. State Income Taxes

The Company has elected S Corporation status for income tax purposes, which requires that the corporate income or loss be distributed to the stockholder for inclusion in his personal income tax returns. The State of California imposes a surtax on the corporation of 1.5% of taxable income, in addition to the taxable income or loss being reported in the stockholder's personal return.